Exhibit 99.1

Provident Announces 10 Year Storage Agreement at Corunna and 2011 Financial Analyst Day

All values are in Canadian dollars unless otherwise indicated.

CALGARY, Sept. 30, 2011 /CNW/ - Provident Energy Ltd. (Provident) (TSX-PVE; NYSE-PVX) today announced that it has entered into a 10 year agreement with a major industrial company in the Sarnia area for the lease of two underground storage caverns along with associated pipeline and drying facilities at Provident's Corunna Facility located near Sarnia, Ontario.

"We continue to see strong demand for storage services at both our Corunna and Redwater facilities" said Doug Haughey, Chief Executive Officer. "This agreement, along with our recently announced $100 million storage project at Redwater, demonstrates our ability to execute stable long-term fee-based arrangements that will be a key part of our growth going forward."

The total amount of storage leased under this agreement is 525,000 barrels in two caverns with storage services anticipated to commence in Q1 2012. Capital costs associated with this project were included as part of the previously announced expanded 2011 growth capital budget of $105 million.

Analyst Day 2011

Provident also announced it will be hosting a Financial Analyst Day on Thursday, October 6, 2011, from     8:30 a.m. to 11:30 a.m. Eastern Time in Sarnia, Ontario. Members of Provident's Executive team will be providing an update on the company's strategic direction and key business initiatives.

The event will be available to the public via a live webcast at http://event.on24.com/r.htm?e=353340&s=1&k=0D846D6937DA91C400F21C50F1BE67EE. To listen to the live event and view the corresponding presentation, please go to the website at least 10 minutes prior to the start of the webcast to register. A replay of the presentation will be available after the event on Provident's website at www.providentenergy.com

Provident Energy Ltd. is a Calgary-based corporation that owns and manages a natural gas liquids (NGL) infrastructure and logistics business. Provident's facilities are strategically located in Western Canada and in the premium NGL markets in Eastern Canada and the U.S. Provident provides monthly cash dividends to its shareholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE and PVX, respectively.

This document contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute "forward-looking statements" or "forward-looking information" under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident's control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

%CIK: 0001142229

For further information:
Investor and Media Contact:
Investor Relations Kim Anderson Director Finance & Investor Relations Ashley Nuell Investor Relations & Communications Analyst Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 2100, 250 -2nd Street SW Calgary, Alberta T2P 0C1 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 264-5820 www.providentenergy.com

CO: Provident Energy Ltd.

CNW 09:21e 30-SEP-11